EXHIBIT 99.1

North American Construction Group Ltd. First Quarter Results Conference Call and Webcast Notification

ACHESON, Alberta, April 23, 2020 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG” or “the Company”) (TSX:NOA.TO/NYSE:NOA) announced today that it will release its financial results for the First Quarter ended March 31, 2020 on Wednesday, May 6, 2020 after markets close. Following the release of its financial results, NACG will hold a conference call and webcast on Thursday, May 7, 2020, at 7:00 a.m. Mountain Time (9:00 a.m. Eastern Time).

The call can be accessed by dialing:
Toll free: 1-877-648-7976
International: 1-617-826-1698

A replay will be available through June 7, 2020, by dialing:
Toll Free: 1-855-859-2056
International: 1-404-537-3406
Conference ID: 2681391

A slide deck for the webcast will be available for download the evening prior to the call and will be found on the company’s website at www.nacg.ca/presentations/

The live presentation and webcast can be accessed at: https://onlinexperiences.com/Launch/QReg/ShowUUID=AC7542F4-30C2-4C56-958A-05233CA3A15A

A replay will be available until June 7, 2020 using the link provided.

About the Company

North American Construction Group Ltd. (www.nacg.ca) is one of Canada’s largest providers of heavy construction and mining services. For more than 65 years, NACG has provided services to large oil, natural gas and resource companies.

For further information, please contact:

Jason Veenstra, CPA, CA
Chief Financial Officer
North American Construction Group Ltd.
Phone: (780) 948-2009
Email: jveenstra@nacg.ca